As filed with the Securities and Exchange Commission on September 23, 2003

                                               Securities Act File No. 333-39837
                                        Investment Company Act File No. 811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 1)

                 Merrill Lynch Senior Floating Rate Fund, Inc.
                               (Name of Issuer)

                 Merrill Lynch Senior Floating Rate Fund, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59019R 10 5
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
                 Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R. Smith, Jr., Esq.               Andrew J. Donohue, Esq.
Sidley Austin Brown & Wood LLP           Merrill Lynch Investment Managers, L.P.
787 Seventh Avenue                       P.O. Box 9011
New York, New York  10019                Princeton, New Jersey  08543-9011




                                August 18, 2003
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") up to 50,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on August 18, 2003, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

     The Offer terminated at 4:00 p.m., Eastern time, on September 16, 2003 (the "Expiration Date"). Pursuant to the Offer, 5,300,770.242 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $8.44 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $44,738,500.84.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              MERRILL LYNCH SENIOR FLOATING
                                              RATE FUND, INC.



September 23, 2003                            By:  /s/ Terry K. Glenn
                                                   ----------------------------
                                                   (Terry K. Glenn, President)

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              MASTER SENIOR FLOATING RATE TRUST



September 23, 2003                            By:  /s/ Terry K. Glenn
                                                   -----------------------------
                                                   (Terry K. Glenn, President)